Hillstream BioPharma, Inc.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

March 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arzhang Navai

Re:	Hillstream BioPharma, Inc.
Registration Statement on Form S-3
File No. 333-270684

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hillstream BioPharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Friday, March 24, 2023, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HILLSTREAM BIOPHARMA, INC.

By:	/s/ Randy Milby
Name:	Randy Milby
Title:	Chief Executive Officer

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